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                                       OMB APPROVAL

                                   OMB Number:3235-0145
                                   Expires:December 31, 1997
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. *)


                    Network Equipment Technologies, Inc.
                           (Name of Issuer)

                              Common Stock
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                641208103
                              (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-96)
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CUSIP No. 641208103                13G                      Page 2 of 7
Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     R. Eliot King and Associates Incorporated
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/  /
                                                                 (b)/  /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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       NUMBER OF         5    SOLE VOTING POWER
        SHARES                *
     BENEFICIALLY        --------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 1,146,100
      REPORTING          --------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 *
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,146,100
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,146,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.4
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14   TYPE OF REPORTING PERSON*
     CO and IA
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                    *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 641208103                13G                      Page 3 of 7
Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     John K. Nelson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/  /
                                                                 (b)/  /
---------------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
       NUMBER OF         5    SOLE VOTING POWER
        SHARES                4,825
     BENEFICIALLY        --------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 1,146,100
      REPORTING          --------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 4,825
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,146,100
---------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,150,925
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 641208103                13G                      Page 4 of 7 Pages

ITEM 1.

     (a)  The name of the issuer is Network Equipment Technologies, Inc.
("NETI").

     (b) The principal executive office of NETI is located at 800 Saginaw Drive, Redwood City, CA 94063.


ITEM 2.

     (a) The persons filing this statement (the "Reporting Persons") and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows: R. Eliot King and Associates Incorporated ("REK") and John K. Nelson ("Nelson").

     (b) The principal business office of REK and Nelson is located at 3000 Sand Hill Road, Building 2, Suite 245, Menlo Park, CA 94025.

     (c) REK is a California corporation. Nelson is a member of the Board of Directors and the President of REK.

     (d)  This statement relates to shares of Common Stock of NETI
(the"Stock").

     (e)  The CUSIP number of the Stock is 641208103.

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

CUSIP No. 641208103                13G                      Page 5 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) /XX/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  /  /  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

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CUSIP No. 641208103                13G                      Page 6 of 7 Pages

ITEM 4.  OWNERSHIP.

REK

     (a)  REK beneficially owns 1,146,100 shares of the Stock.
     (b)  REK beneficially owns 5.4 % of the Stock outstanding.
     (c) (i) REK has the sole power to vote or to direct the vote of -0-shares of the Stock.
          (ii) REK has the shared power to vote or to direct the vote of 1,146,100 shares of the Stock.
          (iii) REK has the sole power to dispose or to direct the disposition of -0- shares of the Stock.
          (iv) REK has the shared power to dispose or to direct the disposition of 1,146,100 shares of the Stock.

Nelson

     (a)  Nelson beneficially owns 1,150,925 shares of the Stock.
     (b)  Nelson beneficially owns 5.4 % of the Stock outstanding.
     (c) (i) Nelson has the sole power to vote or to direct the vote of 4,825 shares of the Stock.
          (ii) Nelson has the shared power to vote or to direct the vote of 1,146,100 shares of the Stock.
          (iii) Nelson has the sole power to dispose or to direct the disposition of 4,825 shares of the Stock.
          (iv) Nelson has the shared power to dispose or to direct the disposition of 1,146,100 shares of the Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.


ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

R. Eliot King & Associates Incorporated is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.

CUSIP No. 641208103                13G                      Page 7 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:     January 28, 1998

R. ELIOT KING & ASSOCIATES INCORPORATED


By:  /s/ John K. Nelson
     John K. Nelson, President


/s/ John K. Nelson
     John K. Nelson


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